FORM 11-K


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended December 31, 1993


HARSCO CORPORATION SAVINGS PLAN
(Full title of the Plan)



HARSCO CORPORATION
(Name of issuer of the securities held pursuant to the Plan)



Camp Hill, PA  17001-8888
(Address of principal executive office)



Telephone - (717) 763-7064

Financial Statements and Exhibits

(a)  Financial Statements.

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)  Exhibits.

     (1)  Consent of Independent Accountants

     (2)  Participant's Statement of Account

     (3)  Description of Federal Tax Considerations


HARSCO CORPORATION SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT


Report of Independent Accountants

Financial Statements:

   Statements of Net Assets Available for Benefits with Fund
Information:

      December 31, 1993 - Funds A and C (commingled), Funds B, E and F December 31, 1992 - Funds A and C (commingled), Funds B, E and F

   Statements of Changes in Net Assets Available for Benefits with Fund Information for the year ended:

      December 31, 1993 - Funds A and C (commingled), Funds B, E and F

   Notes to Financial Statements

Supplemental Schedules:

   Assets Held for Investment Purposes as of December 31, 1993 - 27(a)*

   Reportable Transactions for the year ended December 31, 1993 - 27(d)*




* Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1993.


REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrative Committee
of the Harsco Corporation Savings Plan:

We have audited the accompanying financial statements of the Harsco Corporation Savings Plan listed in the index on page 3 of this Form 11-K. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for participant withdrawals in 1993.


COOPERS & LYBRAND
Philadelphia, Pennsylvania
June 28, 1994


HARSCO CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

December 31, 1993


                                                              Harsco
                                                              Common           Fixed            Managed          Indexed
                                                              Stock            Income           Equity           Equity
                                             Total            Funds A & C      Fund B           Fund E           Fund F
Assets

Investments, at fair value (Note 2)
  Harsco Corporation 1,600,001 shares of
    common stock (cost $35,950,538)          $  65,000,026    $  65,000,026    $           -    $           -    $           -

  Mutual Funds (cost $4,533,225 and
    $2,165,754, respectively)                    7,039,418                -                -        4,741,050        2,298,368

  Short-term investments
    (at cost which approximates market)                622              388              143               64               27
                                              ____________     ____________     ____________     ____________     ____________
                                                72,040,066       65,000,414              143        4,741,114        2,298,395

Investments, at contract value (Note 2)
  Guaranteed rate group annuity contract        17,218,187                -       17,218,187                -                -
                                              ____________     ____________     ____________     ____________     ____________
    Total investments                           89,258,253       65,000,414       17,218,330        4,741,114        2,298,395
                                              ____________     ____________     ____________     ____________     ____________

Contributions Receivable:
  Employer's                                       365,228          365,228                -                -                -

  Participants'                                  1,522,893          797,358          318,503          257,858          149,174

Interest Receivable                                 32,759                -                -                -           32,759

Receivable from Harsco Savings Plan II              43,817           43,817                -                -                -
                                              ____________     ____________     ____________     ____________     ____________
      Total receivables                          1,964,697        1,206,403          318,503          257,858          181,933
                                              ____________     ____________     ____________     ____________     ____________

Interfund balance                                        -          (19,188)          19,188                -                -

      Total assets                              91,222,950       66,187,629       17,556,021        4,998,972        2,480,328
                                              ____________     ____________     ____________     ____________     ____________
  Net assets available for benefits          $  91,222,950    $  66,187,629    $  17,556,021    $   4,998,972    $   2,480,328
                                              ____________     ____________     ____________     ____________     ____________
                                              ____________     ____________     ____________     ____________     ____________

The accompanying notes are an integral part of the financial statements.



HARSCO CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

December 31, 1992


                                                              Harsco
                                                              Common           Fixed            Managed          Indexed
                                                              Stock            Income           Equity           Equity
                                             Total            Funds A & C      Fund B           Fund E           Fund F
Assets

Investments, at fair value (Note 2)
  Harsco Corporation 1,521,033 shares of
    common stock (cost $31,846,466)          $  57,618,313    $  57,618,313    $           -    $           -    $           -

  Mutual Funds (cost $2,402,963 and
    $1,090,057, respectively)                    3,406,315                -                -        2,285,430        1,120,885

  Short-term investments
    (at cost which approximates market)          1,236,344          381,911          467,177          257,189          130,067
                                              ____________     ____________     ____________     ____________     ____________
                                                62,260,972       58,000,224          467,177        2,542,619        1,250,952

Investments, at contract value (Note 2)
  Guaranteed rate group annuity contract        15,746,905                -       15,746,905                -                -
                                              ____________     ____________     ____________     ____________     ____________
    Total investments                           78,007,877       58,000,224       16,214,082        2,542,619        1,250,952
                                              ____________     ____________     ____________     ____________     ____________

Contributions Receivable:
  Employer's                                       178,144          178,144                -                -                -

  Participants'                                    767,667          390,888          174,865          127,394           74,520

Interest Receivable                                  3,066            2,414                -              423              229

Receivable from Harsco Savings Plan II               3,831            3,672                -              159                -
                                              ____________     ____________     ____________     ____________     ____________
      Total receivables                            952,708          575,118          174,865          127,976           74,949
                                              ____________     ____________     ____________     ____________     ____________

Interfund balance                                        -              (82)             (96)           2,224           (2,046)

      Total assets                             78,960,585        58,575,260       16,388,851        2,672,819        1,323,655

Liabilities

Payables for employee withdrawals                (570,430)         (348,467)        (179,996)         (20,113)         (21,854)
                                              ____________     ____________     ____________     ____________     ____________
  Net assets available for benefits          $  78,390,155    $  58,226,793    $  16,208,855    $   2,652,706    $   1,301,801
                                              ____________     ____________     ____________     ____________     ____________
                                              ____________     ____________     ____________     ____________     ____________

The accompanying notes are an integral part of the financial statements.



HARSCO CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

For the year ended December 31, 1993


                                                              Harsco
                                                              Common           Fixed            Managed          Indexed
                                                              Stock            Income           Equity           Equity
                                             Total            Funds A & C      Fund B           Fund E           Fund F
Assets
Additions to net assets attributed to:
  Investment income
    Net appreciation in fair value
      of investments                         $   4,468,987    $   4,028,326    $           -    $     335,561    $     105,100

    Dividends                                    2,699,388        2,200,586                -          415,643           83,159

    Interest - short-term investments               23,200           14,153            6,444            1,719              884

    Interest - group annuity contract            1,091,766                -        1,091,766                -                -
                                              ____________     ____________     ____________     ____________     ____________
                                                 8,283,341        6,243,065        1,098,210          752,923          189,143
  Cash Contributions:
    Employer's, less forfeitures
      of $154,118                                3,511,065        3,511,065                -                -                -

    Participant's                                9,840,855        5,057,746        2,070,329        1,724,455          988,325

  Participants transferred from Harsco
    Savings Plan II                                 50,373           40,311            6,828            1,875            1,359
                                              ____________     ____________     ____________     ____________     ____________
      Total additions                           21,685,634       14,852,187        3,175,367        2,479,253        1,178,827
                                              ____________     ____________     ____________     ____________     ____________

Deductions
Deductions from net assets attributed to:
  Employee withdrawals                           9,423,269        6,402,944        2,473,122          373,017          174,186
                                              ____________     ____________     ____________     ____________     ____________
      Total deductions                           9,423,269        6,402,944        2,473,122          373,017          174,186
                                              ____________     ____________     ____________     ____________     ____________

Net increase prior to interfund
  transfers                                     12,262,365        8,449,243          702,245        2,106,236        1,004,641

Interfund transfers                                      -         (836,874)         464,925          219,917          152,032
                                              ____________     ____________     ____________     ____________     ____________
  Net increase                                  12,262,365        7,612,369        1,167,170        2,326,153        1,156,673

Net assets available for benefits:
  December 31, 1992, as previously reported     78,390,155       58,226,793       16,208,855        2,652,706        1,301,801

  Cumulative effect of accounting
    change (Note 2)                                570,430          348,467          179,996           20,113           21,854
                                              ____________     ____________     ____________     ____________     ____________

  December 31, 1992                             78,960,585       58,575,260       16,388,851        2,672,819        1,323,665
                                              ____________     ____________     ____________     ____________     ____________
  December 31, 1993                          $  91,222,950    $  66,187,629    $  17,556,021    $   4,998,972    $   2,480,328
                                              ____________     ____________     ____________     ____________     ____________
                                              ____________     ____________     ____________     ____________     ____________

The accompanying notes are an integral part of the financial statements.



NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN


1.  General Description of Plan:

The following description of the Harsco Corporation Savings Plan
("Savings Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Savings Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

All employees (including officers) who receive a stated weekly, hourly, monthly or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of the Company in the United States, its territories and possessions are deemed "Covered Employees" with the exception of any such employees represented by a collective bargaining agent unless the collective bargaining agreement expressly provides otherwise. Any Covered Employee who has completed at least one thousand (1,000) hours of service during the twelve (12) month period beginning with the date of commencement of his employment is deemed an "Eligible Employee".

To participate in the Savings Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period in whole percentages from 2% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "After-Tax Contributions" and what percentage will be "Tax-Saver Contributions." A participant who makes Matched After-Tax and/or Matched Tax-Saver Contributions in an aggregate amount of 6% of his compensation may also elect to contribute from 1% to 10% of his compensation as an Unmatched After-Tax and/or Unmatched Tax-Saver Contribution. In no event during the year may (a) Matched After-Tax and Matched Tax-Saver Contributions exceed 6% of compensation, (b) Unmatched After-Tax and Unmatched Tax-Saver Contribution exceed 10% of compensation or (c) Tax-Saver Contributions exceed the amount specified by the Internal Revenue Service code which is $8,994. Tax-Saver Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Savings Plan and shall not constitute a reduction in the participant's taxable income for the purposes of
Section 401(k) of the Code.

Pursuant to the Savings Plan, the Company will make monthly contributions either wholly or partially in cash or Common Stock of the Company to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participants' compensation designated as Matched After-Tax Contributions and/or Matched Tax-Saver Contributions. These contributions are referred to as "Company
Contributions".

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be distributed to plan participants and beneficiaries in proportion to their respective account balances.

2.  Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Payment of Benefits:

In 1993, the Savings Plan adopted the provisions of the AICPA Audit and Accounting Guide, "Audits of Employee Benefits Plans", requiring that amounts allocated to withdrawing participants not be reported as a liability in the statement of net assets available for plan benefits.
As a result, the Plan recorded a cumulative effect adjustment at the beginning of 1993 of $570,430. This represents the amounts allocated to withdrawing participants but not yet paid at December 31, 1992. Prior year's financial statements were not restated.

Investment Valuation:

The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. The Participant Group Annuity Contracts with Metropolitan Life Insurance Company (Metropolitan), are stated at cost plus accrued interest with principal and interest guaranteed by Metropolitan. Based on available information at December 31, 1993, the Company believes that the fair value of the Metropolitan Group Annuity Contracts is not significantly different from cost plus accrued interest. The Fidelity Magellan Mutual Fund shares in the Managed Equity Fund are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. The Vanguard 500 Portfolio Index Trust Mutual Fund shares in the Indexed Equity Fund are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. Short-term investments, which represent the temporary investment of funds until purchases of common stock are completed, are invested in the CoreStates Liquidity Fund.

Other:

The plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Fund A and Fund C, described in Note 3, are commingled and share proportionally in income distribution and realization of appreciation or depreciation on investments.

The purchase and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of withdrawals prior to full vesting in the plan, are used to reduce the amount of future Company contributions.

3.  Investment Programs:

The Savings Plan, comprised of participants' and Company contributions, is divided into the following funds described below.

(1) Fund A-(Common Stock purchased with Company contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market, from the Company, or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(2) Fund B-(Fixed Income Fund, consisting of investments purchased with participants' contributions): a fund currently maintained through an agreement with one or more insurance companies or other financial institutions, designated by the Company, under which the insurance company or financial institution shall guarantee repayment of the principal and payment of interest at a fixed annual rate for a specified period of time in accordance with the terms of the agreement. However, all participating employees earn interest at a pooled or "blended rate" which is determined each year and is based upon the applicable specific rates for the current and prior years. Consequently, the blended rate for 1993 combines the specific rates for 1992 (6.26%) and 1991 (8.45%), with the 6.70% rate for monies deposited and redeposited in 1993.

(3)  Fund C-(Common Stock purchased with participants' contributions):
a fund consisting of Common Stock of Harsco Corporation purchased in the open market, from the Company, or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(4) Fund E-(Managed Equity Fund purchased with participants' contributions): a fund consisting of shares of the Fidelity Magellan Mutual Fund which is managed by Fidelity Management and Research
Company, Boston, Massachusetts.

(5) Fund F - (Indexed Equity Fund purchased with participants' contributions): a fund consisting of shares of the Vanguard 500
Portfolio Index Trust mutual fund which is managed by the Vanguard Group, Valley Forge, Pennsylvania.

If at any time it is not possible for the Trustee to purchase Common Stock of the Company as required for Funds A and C, the Trustee will invest such funds in short-term obligations of the United States government or agencies thereof or in other types of short-term investments, including commercial paper (other than obligations of the Company or its affiliates).

Investment choices, which an Eligible Employee may elect, are as follows:

A.  Participant's Matched After-Tax and/or Matched Tax-Saver
Contributions - At the time an Eligible Employee enrolls for participation in the Plan, he shall also elect to have his Matched After-Tax and/or Matched Tax-Saver Contributions invested in accordance with 1 or 2 below, depending upon whether or not he has attained the age of fifty-five (55).

1. Under Age Fifty-five (55) - In multiples of 25% in Funds B, C, E and/or F provided at least a minimum of 50% of the first 6% of the Contribution is in Fund C.

2. Age Fifty-five (55) and over - In multiples of 25% in Funds B, C, E and/or F in any combination thereof. No minimum percentage is required to be in any of these Funds.

B. Participant's Unmatched After-Tax Contributions and/or Unmatched Tax-Saver Contributions - At the time of enrollment for participation in the Plan, or as of any subsequent enrollment date, a Participant who elects to make Unmatched After-Tax and/or Unmatched Tax-Saver Contributions shall also elect to have such Contributions invested, whether or not he has attained age fifty-five (55), in multiples of 25% in funds B, C, E and/or F in any combination thereof. No minimum percentage is required to be in any of these Funds.

There were 3,518 participants at December 31, 1993 who participated in one or more of the four investment funds. At December 31, 1993 the number of participants selecting each of the investment funds for their contributions was as follows:

   Harsco Corporation Common Stock            3,416
   Fixed Income Fund                          1,764
   Managed Equity Fund                        1,256
   Indexed Equity Fund                          827

4.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                  1993
Net assets available for benefits per the financial statements    $
91,222,950
Amounts allocated to withdrawing participants
(1,375,436)

Net assets available for benefits per the Form 5500               $
89,847,514

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  1993
Benefits paid to participants per the financial statements        $
9,423,269
Add:  Amounts allocated to withdrawing participants
  at December 31, 1993
1,375,436
Less:  Amounts allocated to withdrawing participants
  at December 31, 1992
(570,430)
Benefits paid to participants per the Form 5500                   $
10,228,275

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.  Subsequent Event:

(1) On January 1, 1994 FMC Corporation and Harsco Corporation formed a joint venture known as United Defense, L.P. Harsco's BMY-CS Division will be jointly owned with FMC holding a majority interest of 60 percent and Harsco holding the remaining 40 percent. According to the provisions of the agreement, the partnership will establish as part of its' Partnership Benefits Plans a Partnership 401(k) Plan which will be a qualified plan under Section 401(a) of the Code. As soon as practicable after the establishment of the Partnership 401(k) Plan, subject to the receipt of all appropriate governmental actions, FMC and Harsco, respectively, shall cause the trustee of its 401(k) Plan(s) to transfer to a Partnership Master Trust established in connection with the Partnership 401(k) Plan (a) the number of shares of FMC or Harsco stock held under its 401(k) Plan for plan participants and (b) cash, cash equivalents or other securities with a readily determinable market value such that the total of (a) and (b) shall equal the fair market value of the assets of the respective FMC and Harsco 401(k) Plans representing the account balances of plan participants as of the date such assets are transferred. At December 31, 1993 there were 722 participants in the Harsco Corporation Savings Plan that will transfer into the Partnership 401(k) Plan when established.

(2) Effective January 1, 1994 Harsco Corporation Savings Plan II was merged into the Harsco Corporation Savings Plan. As a result of this merger, the remaining 122 participants in Plan II at December 31, 1993 that are not transferring into the Partnership 401(k) Plan will be included in the Harsco Corporation Savings Plan.

6.  Federal Income Taxes:

The Company received a determination from the Internal Revenue Service on October 3, 1986, that the Plan, as amended July 1, 1985, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). Further amendments have been made to the Plan since July 1, 1985 and additional amendments are anticipated to be made in order to comply with the requirements of the Internal Revenue Code as amended. The Company believes that the Plan, as amended, is currently designed and being applied in compliance with the applicable requirements of the Internal Revenue Code and intends to submit the Plan to the Internal Revenue Service for a determination of continued qualification.

As to the Federal Income Tax status of the employee with respect to the Plan, see "Description of Federal Tax Considerations", Exhibit (3), incorporated by reference.



HARSCO SAVINGS PLAN

ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a) (FORM 5500)

December 31, 1993


Shares or                                                                          Current
Par Value        Description of Investment                      Cost               Value
                 Common Stock

   1,600,001     Harsco Corp. Common Stock, par value $1.25     $   35,950,538     $   65,000,026
                                                                 _____________      _____________

                 Total Common Stock                                 35,950,538         65,000,026
                                                                 _____________      _____________

                 Contracts - Insurance

$  5,400,653     Metropolitan Life Insurance
                 GAC '11979, 8.45%, 1/1/1994                         5,400,653          5,437,990

$  5,628,232     Metropolitan Life Insurance
                 GAC '13400, 5.48%, 1/1/1996                         5,628,232          5,653,885

$  6,094,800     Metropolitan Life Insurance
                 GAC '12885, 6.26%, 1/1/1995                         6,094,800          6,126,312
                                                                 _____________      _____________

                 Total Contracts - Insurance                        17,123,685         17,218,187
                                                                 _____________      _____________

                 Mutual Funds

      66,917     Fidelity Magellan Fund                              4,553,225          4,741,050

      51,999     Vanguard Instl Equity Index Fund                    2,165,754          2,298,368
                                                                 _____________      _____________

                 Total Mutual Funds                                  6,718,979          7,039,418
                                                                 _____________      _____________

                 Total Assets                                   $   59,793,202     $   89,257,631
                                                                 _____________      _____________
                                                                 _____________      _____________



HARSCO CORPORATION SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d) (FORM 5500)

For the year ended December 31, 1993


                                                  (i), (ii)         (iii), (iv)
(a)                        (b)                    Total Number of   Value of         (v)
Identity of                Description            Purchases (P) or  Purchases or     Net Gain or
party involved             of Asset               Sales (S)         Sales            (Loss)
Harsco Corporation,        Harsco Common          (P)    127        $  4,648,543     $          0
plan sponsor               Stock, Fund A and      (S)      1        $    303,018     $     11,589
                           Fund C

Metropolitan Life          Group Insurance        (P)      8        $  6,521,843     $          0
Insurance Company          Contract Fixed         (P)      1        $  5,408,668     $          0
                           Income, Fund B,        (S)      1        $  5,408,668     $          0
                           Interest range 5.48%   (S)      3        $    840,855     $          0
                           to 8.45% guaranteed
                           rate, unit price $1

Corestates Financial       Corestates Liquidity   (P)    135        $ 15,036,942     $          0
Corporation                Fund, Money            (S)    195        $ 13,497,214     $          0
                           Market



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



HARSCO CORPORATION SAVINGS PLAN




BY     /S/ Richard C. Hawkins
       R. C. Hawkins, Chairman
       Plan Administrative Committee

June 28, 1994



HARSCO CORPORATION SAVINGS PLAN
Annual Report on Form 11-K
for the year ended December 31, 1993



INDEX TO EXHIBITS



Exhibit
Number     Data Required                           Location in 11-K
1          Consent of Independent Accountants

2          Participant's Statement of Account

3          Description of Federal Tax              Incorporated by
reference
           Considerations                          from pages 50-56 Post
Effective
                                                   Amendment No. 2 to
form S-8
                                                   Registration
Statement
                                                   (Registration No.
33-5300)
                                                   effective April 30,
1990.



EXHIBIT 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in Post Effective Amendment No. 2 to Form S-8 Registration Statement (Registration No. 33-5300) of our report which includes explanatory paragraphs regarding 1) supplemental schedules and fund information and (2) a change in method of accounting for participant withdrawals in 1993, dated June 28, 1994, on our audits of the net assets available for benefits of the Harsco Corporation Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, which report is included in this Annual Report on Form 11-K.


COOPERS & LYBRAND

Philadelphia, Pennsylvania
June 28, 1994



EXHIBIT 2

HARSCO CORPORATION SAVINGS PLAN
AS OF DECEMBER 31, 1993

Total Tax-Saver Contributions To-Date                           $0.00
Total After-Tax Contributions To-Date                           $0.00
Total Company Contributions To-Date                             $0.00
Total Earnings To-Date                                          $0.00
Total Value of Your Account                                     $0.00

     Sample Participant                             SSN:  999-99-9999
     123 Main Street                                      Division 00
     Anywhere, US  12345                                  Location 00

                       Harsco      Fixed       Money       Managed     Indexed
                       Common      Income      Market      Equity      Equity
                       Stock       Fund        Fund        Fund        Fund        Total
Balance as
of 1/1/93              $  0.00     $  0.00     $  0.00     $  0.00     $  0.00     $  0.00

Company
  Contributions           0.00                                                        0.00
  Earnings<F1>            0.00                                                        0.00
  Adjustments

Tax Saver
  Contributions           0.00        0.00        0.00        0.00        0.00        0.00
  Earnings                0.00        0.00        0.00        0.00        0.00        0.00
  Withdrawals
  Transfers
  Adjustments

After-Tax
  Contributions           0.00        0.00        0.00        0.00        0.00        0.00
  Earnings                0.00        0.00        0.00        0.00        0.00        0.00
  Withdrawals
  Transfers
  Adjustments

Balance as
of 12/31/93            $  0.00<F2> $  0.00     $  0.00     $  0.00     $  0.00     $  0.00

Vested Balance as of 12/31/93                                                      $  0.00
Participant as of 07/01/83

<F1>  Includes dividends.
<F2>  Includes $0.000 shares of Harsco Common Stock at $40.625 market value per share plus $0.00 of cash earning interest but not yet invested in stock.